UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

Edgar Bronfman, Jr. c/o Warner Music Group Corp. 75 Rockefeller Plaza, 30th Floor New York New York 10019 (212) 275-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Edgar Bronfman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 4 to Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”) and amends the statement on Schedule 13D filed by Edgar Bronfman, Jr. relating to the Shares on March 11, 2009 (the “Initial Statement”), as amended by Amendment No. 1 filed on January 24, 2011 (“Amendment No. 1”), Amendment No. 2 filed on May 10, 2011 (“Amendment No. 2”) and Amendment No. 3 filed on June 14, 2011 (“Amendment No. 3” and, the Initial Statement together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items (a), (b), (c) and (e) of Item 5 of this Schedule 13D are hereby amended and restated as follows:

(a)-(b) As of the date hereof, Mr. Bronfman beneficially owns zero Shares, representing 0% of the outstanding Shares.

(c) Other than the disposition of Shares in connection with the Merger Agreement as described in Item 6 hereof, there have been no transactions by Mr. Bronfman in the Shares since June 14, 2011, the date of filing of the last Schedule 13D amendment.

(e) As of July 20, 2011, Mr. Bronfman ceased to beneficially own any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

On July 20, 2011, the Merger contemplated by the Merger Agreement by and among the Company, Parent and Merger Sub became effective. As a result, Mr. Bronfman is no longer the beneficial owner of any Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2011

/s/ Edgar Bronfman, Jr.
Edgar Bronfman, Jr.

4